

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

<u>Via E-mail</u>
David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

     **Re: WNC Housing Tax Credit Fund IV, L.P., Series 2
          Schedule 13E-3
          Filed February 14, 2014
          File No. 005-49787**

          **Preliminary Proxy Statement on Schedule 14A
          Filed February 14, 2014
          File No. 000-28370**

Dear Mr. Shafer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1.   Please provide us your detailed legal analysis regarding the applicability of Exchange Act Rule 13e-3 to the transactions that were the subject of your consent solicitation filed February 24, 2012 seeking consent of the Limited Partners to a proposed plan of liquidation and dissolution. Please note, in this regard, that the term "Rule 13e-3 transaction" includes one or a series of transactions that has either a reasonable likelihood or a purpose of producing the effects described in Rule 13e-3(a)(3)(ii).

2.   Please tell us, with a view toward disclosure, what effect the proposed transaction will have for purposes of Rule 13e-3(a)(3)(ii).

Item 13, Financial Statements, page 5

3.   Please tell us, with a view toward disclosure, how you concluded that the disclosures required by Item 1010(b) of Regulation M-A are "inapplicable."

4.   Please direct us to the exact disclosure provided in response to Item 1010(b) of Regulation M-A, revise to include such information, or advise.

Item 16. Exhibits, page 6

5.   The limitation on liability in Section 1 on page 15 of the Gill Group appraisal is inappropriate. Please have it revised.

Preliminary Consent Solicitation Statement on Schedule 14A

Introduction

6.   We note you are seeking approval to sell either the property or the limited partnership interest in that property. Please revise to disclose which sale you will undertake if both proposals are approved by the Limited Partners. For example, you disclose on page 27 that you would proceed with "the sale discussed herein." Clarify to which sale you are referring.

7.   We noticed that unused passive losses would be available to individual Limited Partners either on transfers of the Partnership's assets or on Termination of the Partnership. Revise to state, if true, the Limited Partners would have the exclusive use of such losses. Indicate whether such passive losses are identical to or distinguishable from operating loss carryforwards. Quantify such passive losses to the extent practicable. Refer to Item 7 of SC 13E-3 as well as corresponding Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Questions and Answers, page 3

How will proceeds from a sale be used?, page 3

8.   Please quantify the estimated amounts that will be distributed to the Limited Partners.

Why is MPG proposing to sell the Partnership's asset at this time, pages 3-4

9.   We noticed the representation that the "Klimpel Manor Interest would be sold for an amount derived from the appraised value…" Please revise to remove any implication that the potential sale price could be determined in the discretion of the parties to the transaction. At present, the disclosure only indicates that the appraised value will be a factor contributing to the sale price of the referenced interest.

Effects, page 14

10.   Disclose, if true, that even if both of the proposals receive the requisite authorizations from the Limited Partner, the sales being contemplated as discussed in the consent solicitation statement are not a foregone conclusion and such authorizations could have, therefore, no net effect on the Limited Partners' investment.

11.   Disclose, if true, that an effect of conducting a successful going private transaction within the meaning of Rule 13e-3(a) will mean that compliance with the federal securities laws will no longer be required by the Partnership. Quantify this estimated compliance cost savings, and indicate that the savings will be realized on an annual basis to the extent the Partnership assets are operated as a business. Refer to Item 7 of SC 13E-3 as well as corresponding Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Fairness, page 21

12.   You disclose in (i) on page 23 that the Filing Persons considered sales of low-income housing in the last two years. Your disclosure on page 19 indicates that no such sales occurred during the last five years. Please reconcile.

13.   Please revise to disclose whether the Filing Persons considered the factors in Instruction 2(iv), (v), (vi) and (viii) to Item 1014 of Regulation M-A or explain in detail why the factors were not deemed relevant or material.

14.   We noticed the Filing Persons considered a number of material factors in determining that the proposed transaction represented by the Proposal is substantively fair to the Limited Partners. Notwithstanding the consideration of such factors by the Filing Persons, Instruction 2 to Item 1014 of Regulation M-A advises that "[n]ormally such factors will include…whether the consideration offered to unaffiliated security holders constitutes fair value in relation to" such factors. Please revise to state whether the proposed consideration offered constitutes fair value in relation to such factors, or advise.

Form of Consent

15.   Given that two proposals exist, state whether or not either of the proposals is conditioned upon the approval of the other. See Rule 14a-4(a)(3) of Regulation 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Paul G. Dannhauser, Esq.